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10027269

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 24 2010
Washington, DC
110

| SEC FILE NUMBER |
|---|
| 8- 065716 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PlainsCapital Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2323 Victory Avenue, Suite 1400
(No. and Street)

Dallas (City) TX (State) 75219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Swank 214.252.4153
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

2323 Victory Avenue, Suite 2000 (Address) Dallas (City) TX (State) 75219 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Gregory Swank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PlainsCapital Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Texas County of Dallas
Sworn to and subscribed before me this 16th day of February, 2010
Notary Public

Notary Public

Signature

President

Title

DEBBIE WHEELER
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
02-02-2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Balance Sheet

## PlainsCapital Securities, LLC

*December 31, 2009*

# PlainsCapital Securities, LLC

## Balance Sheet

December 31, 2009

## Contents

ERNST & YOUNG

Report of Independent Registered Public Accounting Firm

The Board of Managers
PlainsCapital Securities, LLC

We have audited the accompanying balance sheet of PlainsCapital Securities, LLC (the Company) as of December 31, 2009. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet, referred to above presents fairly, in all material respects, the financial position of PlainsCapital Securities, LLC at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Dallas, Texas
February 23, 2010

# PlainsCapital Securities, LLC

## Balance Sheet

| | | December 31, 2009 |
|---|---|---|
| **Assets** | | |
| Cash (including $119,004 held by Parent) | $ | 175,375 |
| Income tax receivable from Parent | | 165,013 |
| Other assets | | 1 |
| Total assets | $ | 340,389 |
| | | |
| **Liabilities and Member's Equity** | | |
| Liabilities: | | |
| Accounts payable and other liabilities | $ | 644 |
| Total liabilities | | 644 |
| | | |
| Member's equity: | | |
| Member's capital | | 1,014,072 |
| Retained deficit | | (674,327) |
| Total member's equity | | 339,745 |
| Total liabilities and member's equity | $ | 340,389 |

*See accompanying notes.*

PlainsCapital Securities, LLC

Notes to Balance Sheet

December 31, 2009

## 1. Organization and Basis of Presentation

PlainsCapital Securities, LLC (the Company) is a direct, wholly owned subsidiary of PlainsCapital Bank (the Parent). The Parent has and expects to continue to provide operating capital to the Company in order to fund the Company's operations in the ordinary course of business.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company operates as an introducing broker. The Company's main activity is to provide support for the Parent's Treasury Management and Retail Banking Services.

The preparation of the balance sheet in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the balance sheet and accompanying notes. Management believes that the estimates utilized in preparing the Company's balance sheet are reasonable and prudent. Actual results could differ from these estimates.

### Securities Owned and Securities Sold, Not Yet Purchased

The Company operates as an introducing broker and therefore does not own securities, including derivative contracts held for trading purposes or inventory of any sort.

### Subsequent Events

The Company has applied the provisions of the Subsequent Events Topic of the Accounting Standards Codification to its balance sheet for periods ended after June 15, 2009. The Subsequent Event Topic establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or available to be issued. In particular, the Subsequent Events Topic sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements. Accordingly, the Company has evaluated events and transactions occurring through February 23, 2010, the date the balance sheet was issued, for potential recognition or disclosure in the financial statements.

**2. Transactions with Customers**

The Company's primary customers are certain customers of the Parent. According to the individual customer's instructions, customer's funds are maintained in money market mutual fund accounts.

**3. Income Taxes**

PlainsCapital Corporation files a consolidated income tax return that includes the consolidated operations of the Parent. The Company is a disregarded entity for federal income tax purposes. In years prior to 2007, the Company had recorded income taxes as if the Company filed a separate federal income tax return, as specified in the Tax Allocation Agreement dated April 19, 2006, between PlainsCapital Corporation and its related companies. As a result, the Company's balance sheet includes an income tax receivable from the Parent.

**4. Net Capital Requirements**

The Company is subject to SEC Rule 15c3-1, which requires the Company to maintain certain levels of net capital. The SEC's requirements also provide that equity capital, as defined, may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2009, the Company had net capital of $61,447, which was $56,447 in excess of the amount required.

**5. Commitments and Contingencies**

The Company has a Facilities, Services and Expense agreement with the Parent that may be terminated, without cause, by either party at any time upon not less than thirty (30) days' prior written notice to the other party or for cause by either party immediately by written notice to the other party. The Parent pays these costs in the form of a capital contribution in order for the Company to meet its obligations under the agreement.

**6. Employees and Benefits**

There are four employees involved part-time in the operation of the Company. All payroll and benefit expenses are paid by the Parent.

PlainsCapital®